

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

<u>Via E-mail</u>
Brett L. Scott
Senior Vice President and Acting Chief Financial Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

> **Re:** **Spectrum Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **Form 8-K Dated August 8, 2012**
> **Filed August 8, 2012**
> **File No. 001-35006**

Dear Mr. Scott:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Marc G. Alcser
        Stradling Yocca Carlson & Rauth
        660 Newport Center Drive, Suite 1600
        Newport Beach, California 92660